EXHIBIT 14.1

Supplemental Code of Conduct and Ethics for the CEO and Senior Officers

This Supplement Code of Conduct and Ethics (“Supplemental Code”) is applicable to the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”) of Breda Telephone Corp. d/b/a Western Iowa Networks and its subsidiaries and affiliates (the “Company”).

The Company has also adopted a Code of Conduct that is contained in the Company’s Employee Handbook and is applicable to all employees of the Company (the “General Code of Conduct”). The CEO, CFO, and COO of the Company that are subject to this Supplemental Code are also subject to the General Code of Conduct. In adopting both, the Company has recognized the vital importance to the Company of conducting its business subject to the highest ethical standards and in full compliance with all applicable laws and, even where not required by law, with the utmost integrity and honesty.

Each of the named officers of the Company shall:

1.	Engage in honest and ethical conduct in performing his or her duties, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships.
2.

Avoid conflicts of interest and disclose promptly to the Board of Directors of the Company any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. If the situation in question involves a transaction required to be disclosed by the Company pursuant to Item 404 of Regulation S-K of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “SEC”), prior approval from the Board of Directors of the Company or another independent body of the Board of Directors regarding the situation must be obtained. A transaction or conflict of interest situation involving a Senior Officer that is fully disclosed and approved by the Board of Directors or another independent body of the Board of Directors will not be deemed to violate the Supplemental Code.

3.

Use his or her best efforts to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the SEC and in other public communications made by the Company.

4.

Use his or her best efforts to maintain the Company’s accounting records in accordance with applicable laws, and to ensure that the accounting records are properly supported and classified, and do not contain any false or misleading entries. Accordingly, it is the responsibility of the CEO, CFO, and COO to promptly bring to the attention of the Audit Committee of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities.

5.

Be responsible for the Company’s system of internal financial controls, and promptly bring to the attention of the Chief Financial Officer and the Board of Directors any information known to the Senior Officer concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize, and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

6.	Use his or her best efforts to assure compliance by the Company with applicable governmental laws, rules, and regulations.
7.	Promptly report any violation of this Supplemental Code to the Board of Directors.

The Senior Officers shall not take any actions, directly or indirectly to fraudulently influence, coerce, manipulate or mislead the Company’s or its subsidiaries’ independent public auditors for the purpose of rendering the financial statements of the Company or its subsidiaries misleading.

The Senior Officers will be held accountable for adherence to this Supplemental Code. The failure to observe the terms of this Supplemental Code may result in disciplinary actions, up to and including termination of employment. Violations of this Supplemental Code may also constitute violations of law and may result in civil and criminal penalties. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Supplemental Code by the CEO, CFO or COO. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Supplemental Code, and may include written notices to the individual involved that the Board of Directors has determined that there has been a violation, censure by the Board of Directors, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board of Directors) and/or termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

If a Senior Officer has any questions regarding the best course of action in a particular situation, he or she should promptly contact the President of the Board of Directors. A Senior Officer may choose to remain anonymous in reporting any violation of this Supplemental Code.

If the Company makes a substantive amendment to or grants a waiver from this Supplemental Code, it will disclose such amendment or waiver either by filing a Form 8-K or by posting the information on its Internet website, www.westianet.com.

Board Approved: August 11, 2009

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